SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

                     TO RULE 13d-1(a) AND AMENDMENTS THERETO

                         FILED PURSUANT TO RULE 13d-2(1)
                                (Amendment No.)*

                         Energy Conversion Devices, Inc.
                         -------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                   292659109
                                   ---------
                                 (CUSIP Number)

                                Deval L. Patrick

                       Vice President and General Counsel

                                   Texaco Inc.

                             2000 Westchester Avenue

                             White Plains, NY 10650

                           Telephone: (914) 253-4061
                   --------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 31, 2000
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292659109              Schedule 13D                       Page 2 of 13



1.       NAME OF REPORTING PERSON:                                              Texaco Inc.
         S.S. or I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON:                                                          74-1383447

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                         (a) [  ]
                                                                                  (b) [  ]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS:                                                               WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                       [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:                                    Delaware

            NUMBER OF SHARES       7.       SOLE VOTING POWER:                   3,742,800
         BENEFICIALLY OWNED BY
       EACH REPORTING PERSON WITH  8.       SHARED VOTING POWER:                       N/A

                                   9.       SOLE DISPOSITIVE POWER:              3,742,800

                                   10.      SHARED DISPOSITIVE POWER:                  N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON:                                                       3,742,800

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11:
         EXCLUDES CERTAIN SHARES                                                      [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:                           20.0%

14.      TYPE OF REPORTING PERSON:                                                      CO


CUSIP NO. 292659109              Schedule 13D                       Page 3 of 13


ITEM 1.  Security and Issuer.

                  This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Energy Conversion Devices, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1675 West Maple Road, Troy, Michigan 48084.

ITEM 2.  Identity and Background.

                  This statement is being filed by Texaco Inc. ("Texaco"), a Delaware corporation. The principal executive offices of Texaco are located at 2000 Westchester Avenue, White Plains, New York 10650. Texaco and its subsidiary companies, together with affiliates owned 50% or less, represent a vertically integrated enterprise principally engaged in the worldwide exploration for and production, transportation, refining and marketing of crude oil, natural gas liquids, natural gas and petroleum products, power generation and gasification.

                  The name, business address and present principal occupation or employment of each director and executive officer of Texaco is set forth in Appendix A attached hereto. All of such persons are citizens of the United States, except as otherwise indicated in Appendix A.

                  During the last five years, neither Texaco nor any of the individuals listed in Appendix A has been convicted in any criminal proceeding.

                  During the last five years, neither Texaco nor any of the individuals listed in Appendix A has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

                  Texaco acquired all of its 3,742,800 shares of the Issuer's Common Stock (the "Shares") on May 31, 2000 pursuant to a Stock Purchase Agreement dated as of May 1, 2000 (the "Purchase Agreement") by and between the Issuer and TRMI Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of Texaco. Funds used to purchase such shares totaled $67,370,400 and were derived from Texaco's working capital.

ITEM 4.  Purpose of the Transaction.

                  Texaco acquired the Shares pursuant to the Purchase Agreement for investment purposes.

CUSIP NO. 292659109              Schedule 13D                       Page 4 of 13

                  Under the Purchase Agreement, and as more fully set forth therein, for so long as Texaco and its affiliates beneficially own an aggregate of more than five percent of the outstanding Common Stock:

                  (1) The Issuer will not pursue a merger, consolidation or sale of all or substantially all of its assets (a "Business Combination") (other than pursuant to an unsolicited proposal) until 45 business days after it has given written prior notice to Texaco of its intention to pursue such transaction. During this time period, the Issuer shall negotiate in good faith with Texaco with a view toward entering into a definitive agreement setting forth the terms of a Business Combination with Texaco. If the parties are unable to enter into an agreement within the aforementioned period, the Issuer shall be free to initiate Business Combination discussions with other parties;

                  (2) In the case of proposals that are either unsolicited or initiated by the Issuer, the Issuer is prohibited from entering into a binding agreement with any person relating to a Business Combination unless it notifies Texaco in writing at least 10 business days prior to entering into such an agreement. If Texaco notifies the Issuer of its intention to enter a Business Combination with the Issuer on comparable terms and conditions, the parties will act promptly and in good faith to negotiate a definitive agreement reflecting such terms and conditions. If Texaco and the Issuer are unable to negotiate and execute a definitive agreement, the Issuer may discontinue negotiations and enter into a Business Combination with another person upon terms and conditions not materially less favorable, in the aggregate to the Issuer and its stockholders, than the terms and conditions that would have been set forth in a definitive agreement covering a Business Combination with Texaco;

                  (3) Neither Texaco nor its affiliates will, directly or indirectly, acquire an equity interest exceeding 20 percent of the Issuer's Common Stock without the Issuer's prior consent;

                  (4) Neither Texaco nor its affiliates shall, without the Issuer's prior consent, (i) propose to enter into any merger, consolidation, recapitalization, business combination or other similar transaction involving the Issuer or any of its affiliates, (ii) make or participate in any solicitation of proxies with respect to the voting of any voting securities of the Issuer, (iii) form, join or in any way participate in a group with respect to any of the Issuer's voting securities, (iv) disclose any intention, plan or arrangement inconsistent with the foregoing, or (v) advise, assist or encourage other persons (including specifically the Issuer's stockholders) in connection with the foregoing. Texaco has further agreed not to take any action which may require the Issuer to make a public announcement concerning the possibility of a merger, consolidation, business combination or other similar transaction;

CUSIP NO. 292659109              Schedule 13D                       Page 5 of 13

                  (5) Texaco will be entitled to hold two seats on the Issuer's Board of Directors (or one-fifth of the number of directors then serving, if greater) to the extent that its holdings of Common Stock exceed 10 percent of the class outstanding. If Texaco's holdings exceed 5 percent but total less than 10 percent of the outstanding Common Stock, the number of seats on the Issuer's Board of Directors to which it is entitled to hold will be reduced to one. Texaco will also be entitled to have one of its designees serve on appropriate committees of the Issuer's Board of Directors, including the audit committee and any committee established for the purpose of succession planning. The Issuer has also agreed to create a Vice President of Marketing position prior to November 1, 2000 for the purpose of commercializing the Issuer's technology;

                  (6) The Issuer will not adopt any amendments to its certificate of incorporation or by-laws or recommend to its stockholders any action which would (i) impose limits on Texaco's legal rights including, without limitation, the issuance (other than pursuant to options outstanding as of the date of the Purchase Agreement) or proposed issuance of any other class of securities having voting power disproportionately greater than the Common Stock; (ii) deny any benefit to Texaco as a holder of Common Stock that is made available to other holders of Common Stock generally; or (iii) alter the voting or other rights of the holders of Common Stock so that such rights (or the vote required with respect to any matter) are determined in reference to the amount of Common Stock held by Texaco.

                  In addition, the Purchase Agreement contemplates that the Issuer and Texaco will enter into joint ventures for the continued development and commercialization of advanced energy technologies, initially in the fields of the Issuer's Ovonic solid hydrogen storage technology and the Ovonic regenerative fuel cell.

ITEM 5.  Interest in Securities of the Issuer.

                  (a) Number of Shares Beneficially Owned: 3,742,800 shares of Common Stock.

                           Right  to  Acquire:   Except  for  certain preemptive
                           rights   which  are  described  in  Item  6  of  this
                           Schedule  13D, none.

                           Percent  of  Class:   20.0%  based   upon  18,714,001
                           shares of Common Stock outstanding as of May 31, 2000 as stated by the Issuer on May 31, 2000.

                  (b)      Sole Power to Vote, Direct the Vote of, or Dispose of
                           Shares: 3,742,800.

CUSIP NO. 292659109              Schedule 13D                       Page 6 of 13


                  (c) Recent Transactions: On May 8, 2000, Elizabeth P. Smith, Vice President of Texaco, purchased 2,000 shares of Common Stock of the Issuer at a per share price of $22.0625, for a total purchase price of $44,125. The purchase was effected through a brokerage account controlled jointly by Mrs. Smith and her spouse. Except for such purchase and except as described in Item 3, neither Texaco nor any of the persons listed in Appendix A hereto effected any transactions in the Common Stock of the Issuer in the past 60 days.

                  (d)      Rights with Respect to Dividends or Sales Proceeds:
                           Not Applicable

                  (e)      Date   of   Cessation   of  Five  Percent  Beneficial
                           Ownership:  Not Applicable

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Pursuant to the Purchase Agreement, Texaco has the right at any time one year after its purchase of the Common Stock to request that the Issuer prepare and file with the Securities and Exchange Commission (the "Commission") a single registration statement covering all of the Shares or at least 250,000 shares of Common Stock. In addition, Texaco has certain "piggyback" registration rights in the event that the Issuer files a registration statement with the Commission in respect of an offering by the Issuer for its own account or for the account of any of the holders of the Issuer's securities, other than a registration statement on Form S-4 or Form S-8 (or any substitute or successor form that is adopted by the Commission).

                  So  long as  Texaco  and its  affiliates  beneficially  own an aggregate of more than five percent of the Issuer's Common Stock, Texaco has certain preemptive rights to acquire additional shares of Common Stock to maintain its proportionate stock ownership interest in the Issuer in the event that the Issuer sells or otherwise issues additional shares of its Common Stock. Texaco has also agreed under certain circumstances to vote the Shares in accordance with votes cast by the holders of the Issuer's Class A Common Stock (prior to the conversion of the Class A Common Stock into Common Stock) or Class B Common Stock (after the conversion of the Class A Common Stock into Common Stock).

                  Texaco may not sell, hypothecate or otherwise transfer any of the Shares for at least one year. In the event of a Change of Control (as defined in the Purchase Agreement) or if, after one year, Texaco wishes to sell any of the Shares, the Issuer shall have a right of first refusal to purchase such shares from Texaco.

CUSIP NO. 292659109              Schedule 13D                       Page 7 of 13


ITEM 7.           Material to be Filed as Exhibits.

                  Exhibit 1 - Stock Purchase Agreement, dated as of May 1, 2000, by and between Energy Conversion Devices, Inc. and TRMI Holdings Inc.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 8, 2000.


                                                  Texaco Inc.



                                                  By  /s/ Michael H. Rudy
                                                       --------------------
                                                          Michael H. Rudy
                                                             Secretary

CUSIP NO. 292659109              Schedule 13D                       Page 8 of 13


                                   APPENDIX A

                                    DIRECTORS

The following is a list of all Directors of Texaco Inc. and certain other information with respect to each Director. All Directors are United States citizens except as indicated below.

Name:  A. Charles Baillie

Principal Occupation: Chairman & Chief Executive Officer of Toronto-Dominion
                      Bank

Business Address:     Toronto-Dominion Bank
                      55 King Street West, 11th Fl.
                      Toronto Dominion Bank Tower
                      Toronto, Ontario M5K 1A2
                      Canada

Citizenship:          Canadian

Name:  Peter I. Bijur

Principal Occupation: Chairman & Chief Executive Officer of Texaco Inc.

Business Address:     Texaco Inc.
                      2000 Westchester Avenue
                      White Plains, NY 10650

Name:  Mary K. Bush

Principal Occupation: President of Bush & Company

Business Address:     Bush & Company
                      4201 Cathedral Avenue, NW
                      Suite 1016E
                      Washington, DC 20016

CUSIP NO. 292659109              Schedule 13D                       Page 9 of 13


                                   APPENDIX A

                                    DIRECTORS

                                   (Continued)

Name:  Edmund M. Carpenter

Principal Occupation: President & Chief Executive Officer of Barnes Group Inc.

Business Address:     Barnes Group Inc.
                      123 Main Street
                      P. O. Box 489
                      Bristol, CT 06011-0489



Name:  Michael C. Hawley

Principal Occupation: Chairman & Chief Executive Officer of The Gillette Company

Business Address:     The Gillette Company
                      Prudential Tower Building
                      800 Boylston Street
                      Boston, MA 02199-8004

Name:  Franklyn G. Jenifer

Principal Occupation: President of the University of Texas at Dallas

Business Address:     University of Texas at Dallas
                      2601 North Floyd Road
                      Room AD2.418
                      Richardson, TX 75080

Name:  Sam Nunn

Principal Occupation: Senior Partner of King & Spalding

Business Address:     King & Spalding
                      191 Peachtree Street
                      Atlanta, GA 30303-1763

CUSIP NO. 292659109              Schedule 13D                      Page 10 of 13


                                   APPENDIX A

                                    DIRECTORS

                                   (Continued)

Name:  Charles H. Price, II

Principal Occupation: Former Chairman of Mercantile Bank of Kansas City

Business Address:     Mercantile Bank of Kansas City
                      One West Armour Blvd.
                      Suite 300
                      Kansas City, MO 64111



Name:  Charles R. Shoemate

Principal Occupation: Chairman, President & Chief Executive Officer of Bestfoods

Business Address:     Bestfoods
                      International Plaza
                      700 Sylvan Avenue
                      Englewood Cliffs, NJ 07632-9976

Name:  Robin B. Smith

Principal Occupation: Chairman & Chief Executive Officer of Publishers Clearing
                      House

Business Address:     Publishers Clearing House
                      382 Channel Drive
                      Port Washington, NY 11050

Name:  William C. Steere, Jr.

Principal Occupation: Chairman & Chief Executive Officer of Pfizer Inc.

Business Address:     Pfizer Inc.
                      235 East 42nd Street
                      New York, NY 10017-5755

CUSIP NO. 292659109              Schedule 13D                      Page 11 of 13


                                   APPENDIX A

                                    DIRECTORS

                                   (Continued)

Name:  Thomas A. Vanderslice

Principal Occupation: President of TAV Associates

Business Address: TAV Associates
                  Le Rivage
                  Unit 10-N
                  4351 Gulf Shore Blvd. North
                  Naples, FL 34103

CUSIP NO. 292659109              Schedule 13D                      Page 12 of 13




                               EXECUTIVE OFFICERS

The following is a list of all executive officers of Texaco Inc., excluding executive officers who are also directors. Unless otherwise indicated, each executive officer is a United States citizen and each such person's business address is 2000 Westchester Avenue, White Plains, NY 10650.

Name:    Patrick J. Lynch
Title:   Senior Vice President & Chief Financial Officer

Name:    John J. O'Connor
Title:   Senior Vice President

Name:    Glenn F. Tilton
Title:   Senior Vice President

Name:    William M. Wicker
Title:   Senior Vice President

Name:    Bruce S. Appelbaum
Title:   Vice President
Business Address: 4800 Fournace Place
                  Bellaire, TX 77401-2324

Name:    John Bethancourt
Title:   Vice President

Name:    Eugene Celentano
Title:   Vice President

Name:    James F. Link
Title:   Vice President

Name:    James R. Metzger
Title:   Vice President

Name:    Robert C. Oelkers
Title:   Vice President

CUSIP NO. 292659109              Schedule 13D                      Page 13 of 13

                               EXECUTIVE OFFICERS

                                   (Continued)

Name:    Deval L. Patrick
Title:   Vice President & General Counsel

Name:    Elizabeth P. Smith
Title:   Vice President

Name:    Robert A. Solberg
Title:   Vice President
Business Address: 1111 Bagby Street
                  Houston, TX 77002-2543

Name:    Janet L. Stoner
Title:   Vice President

Name:    Michael N. Ambler
Title:   General Tax Counsel

Name:    George J. Batavick
Title:   Comptroller

Name:    Ira D. Hall
Title:   Treasurer

Name:    Michael H. Rudy
Title:   Secretary

                                    EXHIBIT 1


                            STOCK PURCHASE AGREEMENT

                                 by and between

                         Energy Conversion Devices, Inc.

                                       and

                               TRMI Holdings Inc.

                             Dated as of May 1, 2000

                     with respect to shares of Common Stock

                                       of

                         Energy Conversion Devices, Inc.

                                TABLE OF CONTENTS

                                                                                                               Page

PART I - DEFINITIONS AND RULES OF CONSTRUCTION

         1.1      Subject Matter..............................................................................    1
         1.2      Definitions.................................................................................    1
         1.3      Rules of Construction.......................................................................    5

PART II - PURCHASE AND SALE, TRANSFER AND PURCHASE PRICE OF THE STOCK
         2.1      Purchase and Sale of the Stock..............................................................    6
         2.2      Transfer of the Stock; Deliveries...........................................................    6
         2.3      Purchase Price of the Stock.................................................................    6
         2.4      Method of Payment...........................................................................    6
         2.5      Fees and Stamp and Other Transfer Taxes.....................................................    6
         2.6      Legend of Stock.............................................................................    6


PART III - REPRESENTATIONS AND WARRANTIES

         3.1      Seller......................................................................................    7
         3.2      Buyer.......................................................................................   13
         3.3      No Other Warranties.........................................................................   14

PART IV - COVENANTS

         4.1      Covenants of Seller.........................................................................   15
         4.2      Covenants of Buyer..........................................................................   16
         4.3      Covenants of Seller and Buyer...............................................................   18


PART V - REGISTRATION RIGHTS

         5.1      Registration................................................................................   20
         5.2      Expenses....................................................................................   20
         5.3      Other Seller Stock..........................................................................   21
         5.4      Postponement................................................................................   21
         5.5      Piggyback Registration......................................................................   21
         5.6      Primary Piggyback Registration..............................................................   21
         5.7      Secondary Piggyback Registration............................................................   22
         5.8      Efforts.....................................................................................   22
         5.9      Seller Indemnity............................................................................   22
         5.10     Information and Buyer Indemnity.............................................................   22
         5.11     Third Party.................................................................................   23

PART VI - CONDITIONS PRECEDENT

         6.1      Conditions Precedent to Obligations of Buyer ...............................................   24
         6.2      Conditions Precedent to Obligations of Seller...............................................   26

PART VII - MISCELLANEOUS

         7.1      Notices.....................................................................................   27
         7.2      Modification................................................................................   28
         7.3      Governing Law...............................................................................   28
         7.4      Assignment Binding Effect...................................................................   28
         7.5      Counterparts................................................................................   28
         7.6      Invalidity..................................................................................   28
         7.7      Entire Agreement............................................................................   29
         7.8      Expenses....................................................................................   29
         7.9      Waiver......................................................................................   29
         7.10     No Admissions...............................................................................   29
         7.11     Survival....................................................................................   29
         7.12     Arbitration.................................................................................   29
         7.13     Attorneys  Fees.............................................................................   30
         7.14     Further Assurances..........................................................................   30

SCHEDULES

Schedule 3.1 (e)  Consents
Schedule 3.1 (h)  Capitalization
Schedule 3.1 (i)  Option and  Warrants
Schedule 3.1 (j)  Subsidiaries
Schedule 3.1 (k)  Compliance with Applicable Law
Schedule 3.1 (l)  Litigation
Schedule 3.1 (n)  Changes
Schedule 3.1 (t)  Intellectual Property

                            STOCK PURCHASE AGREEMENT

                   (Stock of Energy Conversion Devices, Inc.)

        THIS STOCK PURCHASE AGREEMENT ("Agreement") dated as of May 1 , 2000 is made and entered into by and between Energy Conversion Devices, Inc., a Delaware corporation ("Seller"), and TRMI Holdings Inc., a Delaware corporation ("Buyer").

                                    PART ONE

              SUBJECT MATTER; DEFINITIONS AND RULES OF CONSTRUCTION

         Section 1.1 Subject Matter. The subject matter of the Agreement is the sale to Buyer by Seller of the Stock, the purchase by Buyer of the Stock from Seller and the terms and conditions upon which the foregoing transactions shall take place.

         Section 1.2 Definitions. For purposes of this Agreement, including the Schedules, except as otherwise expressly provided or unless the context otherwise requires, the terms defined in this Section 1.2 shall have the meanings herein assigned to them and the capitalized terms defined elsewhere in this Agreement, by inclusion in quotation marks and parentheses, shall have the meanings so ascribed to them.

         "Affiliate" means with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

         "Agreement" means this Stock Purchase Agreement, as it may be amended, supplemented or modified from time to time in accordance with the terms hereof.

         "Beneficial Owner" or "Beneficially Owns" has the meaning set forth in Rule 13d-3 under the Exchange Act, and derivative terms such as "beneficially own" shall be given corresponding meanings.

         "Business Day" means a day, other than Saturday or Sunday, on which banking institutions are open for business in New York, New York and Troy, Michigan.

         "Change of Control" means (A) Texaco Inc. shall cease to be a Beneficial Owner, directly or indirectly through Subsidiaries, at least Seventy Five Percent (75%) of the voting securities of the holder of the Stock, (B) or any Person or "Group" (within the meaning of Rule 13D under the Exchange Act) of Persons shall have become the Beneficial Owner of more than Fifty Percent (50%) of the then outstanding voting securities of Texaco Inc., (C) the Board of Directors of Texaco Inc. shall approve the sale of all or substantially all the assets of Texaco Inc. to any third party or third parties in a transaction or a series of related transactions.

         "Class A Common Stock" means the Seller's Class A Common Stock, par value $.01 per share.

         "Class B Common Stock" means the Seller's Class B Common Stock, par value $.01 per share.

         "Closing" means the closing of the sale and purchase of the Stock and of the other transactions contemplated by this Agreement on the Closing Date at 10:00 A.M., Central Daylight time, at the offices of Seller, or at such other time or place as the Buyer and Seller may mutually agree upon in writing.

         "Closing Date" means the third Business Day following the satisfaction of the conditions set forth in Part Seven or such other date as the Parties may mutually agree upon in writing.

         "Code" means the United States Internal Revenue Code of 1986, as amended.

          "Commission" means the U. S. Securities Exchange Commission or any governmental body succeeding to the function thereof.

         "Common Stock" means the Seller's common stock, par value $.01 per share.

         "Contract" means any written or oral contract, agreement, lease, plan, instrument or other document, commitment, arrangement, undertaking, practice or authorization that is or may be binding on any Person or its property under applicable Law.

         "Corporate Documents" means the Certificate of Incorporation and By-Laws of a Delaware corporation or the equivalent documents of a corporation organized under the laws of another jurisdiction, as amended or restated.

         "Default" means (i) a breach of or default under any Contract, (ii) the occurrence of an event that with the passage of time or the giving of notice or both would constitute a breach of or default under any Contract, or (iii) the occurrence of an event that with or without the passage of time or the giving of notice or both would give rise to a right of termination, renegotiation or acceleration under any Contract.

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         "ERISA Group" means the Seller and all members of a controlled group of corporations and all trades or businesses (whether or not incorporated) under common control which, together with the Seller, are treated as a single employer under Section 414 of the Code.

         "Exchange Act" means the Securities Exchange Act of 1934, as amended.

         "Financial Statements" means the financial statements as at June 30, 1999 and the notes to such statements audited by Deloitte Touche LLP and the unaudited 6 month financial statements as at December 31, 1999.

         "GAAP" means generally accepted accounting principles in the United States of America.

         "Governmental Entity" means a government organization, subdivision, agency or authority thereof, whether foreign or domestic.

         "Law" means any law (including common law), statute, ordinance, rule, regulation, or decree of any Governmental Entity.

         "Lien"  means  any   mortgage,   lien,   security   interest,   pledge,
encumbrance, restriction on transferability, defect of title, charge or claim on any property or property interest.

         "Losses" means any and all losses, liabilities, claims, demands, penalties, fines, settlements, damages (excluding consequential damages, which shall be deemed to include without limitation, loss of profits, revenues or income, loss of cost of capital, business reputation or opportunity) and any related expenses (including, without limitation, legal, accounting, consulting and investigation expenses and litigation costs).

         "Multiemployer Plan" means at any time an employee pension benefit plan within the meaning of Section 4001(a)(3) of ERISA to which any member of the ERISA Group is then making or accruing an obligation to make contributions or has within the preceding five plan years made contributions, including for these purposes any Person which ceased to be a member of the ERISA Group during such five year period.

         "Options" means the options to purchase Seller Stock.

         "Party" means any of Seller or Buyer.

         "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or Governmental Entity.

         "Plan" means any employee pension benefit plan (other than a Multiemployer Plan) which is covered by Title IV of ERISA or subject to the minimum funding standard under Section 412 of the Code and either (i) is maintained, or contributed to, by any member of the ERISA Group for employees of any member of the ERISA Group or (ii) has at any time within the preceding five years been maintained, or contributed to, by any Person which was at such time a member of the ERISA Group for employees of any Person which was at such time a member of the ERISA Group.

         "Proceeding" means any action, claim, suit, arbitration, subpoena, discovery request, proceeding or investigation by or before any court or grand jury, any Governmental Entity or arbitration tribunal or in any administrative proceeding.

         "SEC Reports" means the forms, reports and documents filed with the Commission.

         "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

         "Seller Stock" means the authorized and issued stock of the Seller, including the Common Stock, Class A Common Stock and Class B Common Stock and any stock which may hereinafter be issued, whether common or preferred, from time to time outstanding.

         "Subsidiary" means, with respect to any Person, any other Person of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person.

         "Tax" means taxes of any kind, levies or other like assessments, customs duties, imposts, charges, or fees, including, without limitation, income, minimum, gross receipts, ad valorem, value added, excise, real or personal property, asset, sales, use, license, payroll, transaction, capital, net worth and franchise taxes, withholding, employment, social security, workers compensation, utility, severance, production, unemployment compensation, occupation, premium, windfall profits, transfer and gains taxes or other governmental taxes imposed by or payable to the United States, or any other state, county, local or foreign government or subdivision or agency thereof, and each instance such term shall include any interest, penalties or additions attributable thereto.

         "Warrants" means the warrants to purchase Seller Stock.

          "Other Definitions." The following terms have the meaning ascribed to them in the Sections noted:

              Term                               Section
              ----                               -------

              "Average Price"                    2.3
              "Business Combination"             4.1(c)(ii)
              "Business Combination Notice"      4.1(c)(ii)
              "Claim Notice"                     5.11(a)
              "Disputed Claim"                   5.11(c)
              "HSR Act"                          4.3(g)
              "Intellectual Property"            3.1(t)
              "Indemnitee"                       5.11(a)
              "Indemnitor"                       5.11(a)

                                       4

              "Material Contract"                3.1(p)
              "Notice Period"                    5.11
              "Patents"                          3.1(t)
              "Piggyback Registration"           5.5
              "Preemptive Rights Notice"         4.1(d)
              "Purchase Price"                   2.3
              "Schedules"                        3.1
              "Stock"                            2.1
              "Stock Registration"               5.1

          Section 1.3 Rules of Construction. For purposes of this Agreement, including the Disclosure Schedules hereto:

         (a) General. Unless the context otherwise requires, (i) "or" is not exclusive; (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP; (iii) words in the singular include the plural and words in the plural include the singular; (iv) words in the masculine include the feminine and words in the feminine include the masculine; (v) any date specified for any action that is not a Business Day shall be deemed to mean the first Business Day after such date; (vi) a reference to a Person includes its successors and permitted assigns and (vii) "Dollars" or "$" shall mean United States Dollars.

         (b) Parts and Sections. References to Parts and Sections are, unless otherwise specified, to Parts and Sections of this Agreement. Neither the captions to Parts or Sections hereof nor the Table of Contents shall be deemed to be a part of this Agreement.

         (c) Other Agreements. References herein to any agreement or other instrument shall, unless the context otherwise requires (or the definition thereof otherwise specifies), be deemed references to the same as it may from time to time be changed, amended or extended. There is no incorporation by reference unless expressly stated.

                                    PART TWO

                           PURCHASE AND SALE, TRANSFER

                         AND PURCHASE PRICE OF THE STOCK

         Section 2.1 Purchase and Sale of the Stock. At the Closing, Seller agrees to issue and sell to Buyer, and Buyer agrees to purchase from Seller Common Stock equal to Twenty Percent (20%) of the Seller Stock issued and outstanding at the Closing Date (taking into account the issuance to Buyer) the Stock, which on the date of this Agreement is approximately Three Million Seven Hundred Thirty Seven Thousand (3,737,000) shares of the Common Stock of Seller (the "Stock"), on the terms and subject to the conditions set forth in this Agreement.

         Section 2.2 Transfer of the Stock; Deliveries. At the Closing, subject to the provisions of this Agreement, Seller shall deliver to Buyer the certificates evidencing the Stock, to convey to Buyer good, marketable and unemcumbered title to, and legal and beneficial ownership of, the Stock. The Stock certificates shall be legended to reflect that the Stock has not been registered with the Commission and is subject to the restrictions contained herein. At the Closing, Seller shall also deliver to Buyer, and Buyer shall deliver to Seller, the certificates, opinions, and other instruments and documents referred to in Part Seven.

         Section 2.3 Purchase Price of the Stock. The purchase price for the Stock shall be the average of the closing prices for the Common Stock for NASDAQ National Market Issues as reported in The Wall Street Journal for the five trading days immediately preceding the execution of this Agreement ("Average Price") multiplied by total number of shares of the Stock (the "Purchase Price"). No later than five (5) Business Days prior to the Closing Date, the Buyer and Seller will agree upon the Average Price and the Purchase Price and two (2) Business Days prior to the Closing Date Seller will notify Buyer of the exact number of shares of Seller Stock outstanding and the Parties will agree on the exact number of shares of Stock to be purchased.

         Section 2.4 Method of Payment. The Purchase Price shall be payable in immediately available funds by means of a wire transfer to Seller's account at Standard Federal Bank, 2600 West Big Beaver Road, Troy, Michigan, 48084, ABA routing number 272471674, account number 1054400890 (with immediate telephone notice to Steve Zumsteg at (248) 280-1900 or to such other account number and depository as Seller may by written notice direct.

         Section 2.5 Fees and Stamp and Other Transfer Taxes. Buyer shall pay all sales, documentary, stamp and other transfer taxes, if any, payable in respect of this Agreement or for the transfer of the Stock to Buyer hereunder.

          Section 2.6 Legend of Stock.  With respect to the legend of the Stock:

          (a) Legend. The Stock to be issued to the Buyer shall bear the following legend:

         "The securities represented hereby have not been registered under the Securities Act of 1933, as amended, and may not be offered, sold, transferred or otherwise disposed of unless registered with the Securities and Exchange Commission of the United States and the securities regulatory authorities of applicable states or unless an exemption from such registration is available. The sale, pledge, hypothecation or transfer of the securities represented by this certificate is subject to a right of first offer and first refusal set forth in a certain Stock Purchase Agreement dated as of May 1, 2000. In addition, the securities represented by this certificate are subject to a voting agreement contained in the foregoing Stock Purchase Agreement which may affect the rights of the holder of this certificate. Copies of such agreement may be obtained upon written request to the Secretary of Energy Conversion Devices, Inc."

         (b) Removal of Legend. The Seller agrees to remove the first sentence of the above legend at the request of the Buyer (i) at such time as the shares of Stock are freely transferable pursuant to Rule 144(k), (ii) at such time as the shares of Common Stock are registered for public sale as set forth in Part Five, or (iii) upon delivery of an opinion of counsel reasonably acceptable to the Seller to the effect that such shares may be transferred without registration under the Securities Act. The Seller agrees to remove the second and third sentences of the above legend at the request of Buyer in connection with any sale of Stock pursuant to a bona fide public offering registered under the Securities Act or if, in connection with any other sale of Stock in accordance with this Agreement, after giving effect to such sale, the purchaser of such Stock and purchasers' Affiliates would not Beneficially Own an aggregate of more than Five Percent (5%) of the then outstanding Seller Stock.

                                   PART THREE

                         REPRESENTATIONS AND WARRANTIES

         Section 3.1 Seller. Seller hereby represents and warrants to Buyer that, except as set forth on the Schedules attached to this Agreement (collectively, the "Schedules"), the following are correct as of the date of this Agreement:

         (a) Organization and Standing. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is in good standing as foreign corporation in all jurisdictions where the nature of its properties or business require it.

         (b) Authority. Seller has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Seller and this Agreement has been duly executed and delivered by Seller.

         (c) Validity of Agreement. This Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be subject to (i) bankruptcy, insolvency, reorganization, or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights generally, and (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

          (d) No Violation. Neither the execution or delivery by Seller of this Agreement, nor the performance by Seller of its obligations under this Agreement, nor the consummation of the transactions contemplated hereby, (i) contravene or violate any provision of the Corporate Documents of Seller, (ii) contravene or violate any statute, law, writ, judgment, decree, order, regulation or rule of any court or Governmental Entity to which Seller or any of its material assets may be subject, (iii) violate, conflict with, constitute a Default under, permit the termination of, result in a loss of any material benefit to which Seller or any of its Subsidiaries is entitled, (iv) result in the creation of or imposition of a Lien on any material asset of Seller or any Subsidiary, or (v) require the consent or approval of any Person (other than consents or approvals already obtained or which will be obtained on or prior to Closing) under, any Material Contract to which Seller is a party, or by which Seller (or its assets or properties) is bound.

         (e) No Consent Required. Except as set forth in Schedule 3.1 (e), no consent, approval, permit, authorization or other action by or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by Seller of this Agreement or the consummation of the transactions contemplated hereby. The Seller has all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted. Neither the Seller nor any Person action on its behalf has taken or will take any action (including, without limitation, any offering of any securities of the Seller under circumstances which would require, under the Securities Act, the integration of such offering with the offering and sale of the Stock) which might subject the offering, issuance or sale of the Stock to the registration requirements of Section 5 of the Securities Act.

          (f) Ownership of Stock. The Stock, when issued and delivered in accordance with the terms of this Agreement will be validly issued and outstanding, fully paid and non-assessable, free and clear, (except as set forth in Section 4.2(b)) of any and all proxies or proxy agreements, voting trust arrangements and Liens, and Seller may transfer and deliver the Stock to Buyer at the Closing.

          (g) Corporate Documents. The Corporate Documents of Seller (copies of which have been made available to Buyer) constitute true, correct and complete copies of the Corporate Documents of Seller and reflect all amendments thereto through and including the Closing Date.

          (h) Capitalization. Seller's authorized Seller Stock consists of Thirty Million Nine Hundred Thousand Thirty Thousand (30,930,000) shares of which Fourteen Million Nine Hundred Forty Nine Thousand Nine Hundred and One (14,949,901) are issued and presently outstanding and held as set forth on
Schedule 3.1(h). All outstanding shares have been validly issued, are fully paid and nonassessable, were not issued in violation of the terms of any Contract binding upon Seller and were issued in compliance with all Corporate Documents of Seller.

          (i) Options or Warrants. Except as set forth in Schedule 3.1(i), there are (i) no existing Contracts, subscriptions, Options, Warrants, calls, commitments or other rights of any kind to purchase or otherwise acquire from Seller, at any time, or upon the happening of any stated event, shares of the capital stock or other securities of Seller, whether or not presently issued or outstanding; (ii) no outstanding securities of Seller that are convertible into or exchangeable for capital shares or other securities of Seller; (iii) no Contracts, subscriptions, Options, Warrants, calls, commitments or rights to purchase or otherwise acquire from Seller any such convertible or exchangeable securities; and (iv) no preemptive rights with respect to the issuance of any shares of capital stock of Seller.

         (j) Subsidiaries. Except as set forth on Schedule 3.1(j), Seller has no Subsidiaries and holds no interest in any partnership other equity interest in any corporation, joint venture, trust or other entity. Each Subsidiary of the Seller (i) is a corporation or limited liability company duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation; (ii) has all powers (corporate or otherwise) and all material governmental licenses, authorizations, permits, consents and approvals are required to carry on its business as now conducted; and (iii) is duly qualified to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where such qualification is necessary. Seller owns the outstanding capital stock or other voting securities or other equity interest of each Subsidiary set forth on Schedule 3.1(j), directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or other equity interests). Except as set forth on Schedule 3.1(j), there are no outstanding (i) securities of any Subsidiary of the Seller convertible into or exchangeable for shares of capital stock or voting securities or other equity securities of any Subsidiary of the Seller or (ii) Options or other rights to acquire from the Seller or any Subsidiary of the Seller, or other obligation of the Seller or any Subsidiary of the Seller to issue, any capital stock, voting securities.

         (k) Compliance with Applicable Law. Except as set forth on Schedule 3.1
(k), Seller and its Subsidiaries has been and is in compliance with all applicable Laws the failure to comply with which would have a material adverse effect on the Seller and its Subsidiaries.

         (l) Litigation. Except as set forth in Schedule 3.1 (l), there are no Proceedings pending or, to the knowledge of the Seller, threatened against the Seller or its Subsidiaries before any court or arbitration tribunal or before or by any Governmental Authority which, if adversely determined, would have a material adverse effect on the Seller and its Subsidiaries.

         (m) Financial Statements. The Financial Statements are true and complete in all material respects and have been prepared in accordance with GAAP and fairly represent in all material respects, as of the dates thereof, the financial position of the Seller, and for the periods therein referred to, the results of operations and cash flows of the Seller.

         (n) Absence of Certain Changes. Except as set forth on Schedule 3.1(n), Since the December 31, 1999, the business of the Seller and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts which has had or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Seller and its Subsidiaries or an adverse effect on the ability of the Seller to perform its obligations under this Agreement. The Parties acknowledge that for purposes of the foregoing representation and warranty, changes in the trading price of Seller Stock as a result of conditions generally affecting the economy or securities markets, or changes generally affecting the industries in which Seller operates, shall not be taken into account in determining whether there has been an event, occurrence, development or state of circumstances or facts which has had or could reasonably be expected to have a material adverse effect on the Seller and its Subsidiaries.

         (o) SEC Reports. Since June 30, 1997, the Seller has filed all required SEC Reports when due (or within permitted extension periods) in accordance with the Exchange Act. As of their respective dates (or, in the case of any amended SEC Report, as of the date of the amendment), the SEC Reports complied in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be. As of their respective dates (or in the case of any amended SEC Report, as of the date of the amendment), none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

         (p) Material Contracts. Each of the agreements, contracts, lease and commitments listed as an exhibit to the Form 10-K, any of the Form 10-Qs or any Form 8-K filed with the Commission since June 30,1997 (each a "Material Contract") is a legal, valid and binding agreement of the Seller or a Subsidiary of the Seller, as the case may be, and is in full force and effect, none of the Seller, such Subsidiary or, to the knowledge of the Seller, any other party thereto is in default or breach and, to the best knowledge of the Seller, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder in each case except for any such default or breach that could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Seller and its Subsidiaries.

         (q) Compliance with ERISA. Each member of the ERISA Group has fulfilled its obligations, if any, under the minimum funding standards of ERISA and the Code with respect to each Plan and is in compliance in all material respects with the presently applicable provisions of ERISA and the Code with respect to each Plan to the extent the ERISA Group maintains such plans. No member of the ERISA Group has sought a waiver of the minimum funding standards under Section 412 of the Code in respect of any Plan. Additionally, no member of the ERISA Group has (i) failed to make any contribution or payment to any Plan or Multiemployer Plan or in respect of any Benefit Arrangement, or made any amendment to any Plan or Benefit Arrangement, which has resulted or could result in the imposition of a Lien or the posting of a bond or other security under ERISA or the Code or (ii) incurred any liability under Title IV of ERISA other than a liability to the Pension Benefit Guaranty Corporation for premiums under
Section 4007 of ERISA, except in cases where such action or inaction could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Seller and its Subsidiaries.

          (r) Taxes. (i) Except as could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Seller and its Subsidiaries:

                  (A ) The Seller has paid on time all Taxes shown to be due on such reports or returns at the time filed and such filings were true, correct and complete in all material respects;

                  (B) The Seller has duly deposited on time with the appropriate taxing authority, as required by Law, all Taxes required to be withheld, or reported to be withheld, from its employees' wages and all other Taxes payable by the Seller with respect to such wages;

                  (C) No Tax lien on any of the properties of the Seller except for liens for real estate Taxes not yet due and payable; and

                  (D) The Seller has duly filed, pursuant to applicable Laws, all state, federal, local and foreign governmental tax reports, returns, information statements, schedules or certificates and all other reports and returns required to be filed by it pursuant to any Law of any authority in connection with the determination, assessment or collection of any Taxes or the administration of any Laws relating to any Taxes.

         (ii) The charges, accruals and reserves for Taxes reflected on the Financial Statements (including any provision for deferred income taxes) are adequate under GAAP, consistently applied, to cover the Tax liabilities accruing through the date thereof. There is no Proceedings or audit, or claim pending or, to the knowledge of the Seller, threatened against or with respect to it in respect of any Tax. Neither the Seller nor any of its Subsidiaries (A) has any obligation under any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement or any other agreement or arrangement in respect of any Tax with any Person other than the Seller or its Subsidiaries or (B) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Seller was the common parent.

         (s) No Undisclosed Liabilities. Except as and to the extent set forth in the Financial Statements, the Seller has no liabilities or obligations of any nature (absolute, accrued, contingent or otherwise) which would be required by GAAP to be reflected in the Financial Statements, except for liabilities and obligations (i) incurred in the ordinary course of business and consistent with past practice since January 1, 2000, (ii) disclosed in the Schedules to this Agreement, or (iii) which would not have, individually or in the aggregate, a material adverse effect on Seller and its Subsidiaries.

         (t) Intellectual Property. Schedule 3.1 (t) is a true and complete list of all patents issued to the Seller (the "Patents" ). The Seller and each of its Subsidiaries owns, or has the legal right to use, the Patents, patent applications, trademarks, trademark applications, tradenames, copyrights, technology, know-how and processes and other intellectual property rights necessary for each of them to conduct its business as currently conducted (the "Intellectual Property"). No claim has been asserted and is pending or, to the knowledge of the Seller, threatened to be asserted by any Person challenging or questioning the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, nor does the Seller know or should know, upon reasonable inquiry, of any facts or circumstances that could provide a reasonable basis for any such claim. To the best knowledge of the Seller, the use of such Intellectual Property by the Seller and its Subsidiaries does not infringe on the rights of any Person, except for such infringements which could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Seller's ability to conduct its business.

          (u)  Environmental  Compliance.  With  respect  to the  Seller and its
Subsidiaries:

                  (i) No notice, notification, demand, request for information, citation, summons, complaint or order has been issued, no complaint has been filed, no penalty has been assessed and no investigation or review is pending, or to the Seller's best knowledge, threatened by any governmental or other entity, (x) with respect to any alleged material violation by the Seller or any of its Subsidiaries of any environmental Law, (y) with respect to any alleged failure by the Seller or any of its Subsidiaries to have any material permit, certificate, license, approval, registration or authorization required under any environmental Law in connection with the conduct of their businesses or
         (z) with respect to any Regulated Activity or any release, as defined in 42 U.S.C 9601 (22), of any hazardous substance which could reasonably be expected to have, individually or in the aggregate, a material adverse effect.

                  (ii) Neither the Seller nor any of its Subsidiaries has engaged in any Regulated Activity other than in compliance in all material respects with all applicable environmental Laws.

                  (iii) To the best knowledge of the Seller, no release, as defined in 42 U.S.C. 9601 (22), of any hazardous substance has occurred at or on any property now or previously owned or leased by the Seller or any of its Subsidiaries which could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Seller and its Subsidiaries.

                  (iv) To the best knowledge of the Seller, there are no environmental liabilities that could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Seller and its Subsidiaries.

         (v) Buy-Back of Shares. There has been no Seller Stock purchased by the Seller on the Five (5) trading days prior to the date of this Agreement.

          Section 3.2 Buyer. Buyer hereby represents and Warrants to Seller as of the date of this Agreement as follows:

         (a)  Organization and Standing.   Buyer is a Delaware  corporation duly
organized, validly existing and in good standing under the laws of the State of Delaware.

         (b) Authority. Buyer has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of Buyer and this Agreement has been duly executed and delivered by Buyer.

         (c) Validity of Agreement. This Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as enforcement may be subject to (i) bankruptcy, insolvency, reorganization or other similar laws now or hereafter in effect affecting the enforcement of creditors' rights generally, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law).

         (d) No Violation. Neither the execution or delivery by Buyer of this Agreement, nor the performance by Buyer of its obligations under this Agreement, nor the consummation of the transactions contemplated hereby, (i) contravene or violate any provision of the Corporate Documents of Buyer, (ii) contravene or violate any statute, law, writ, judgment, decree, order, regulation or rule of any court or Governmental Entity to which Buyer or any of its assets may be subject, or (iii) violate, conflict with, constitute a Default under, permit the termination of, or require the consent or approval of any Person (other than consents or approvals already obtained or which will be obtained on or prior to Closing) under, any Contract to which Buyer is a party, or by which Buyer (or its assets or properties) is bound.

         (e) No Consent Required. Except for compliance with the HSR Act, no consent, approval, permit, authorization or other action by, or filing with, any Governmental Entity is required in connection with the execution, delivery and performance by Buyer of this Agreement or the consummation of the transactions contemplated hereby.

          (f) Private Placement. With respect to the Stock:

                  (i) Buyer understands that the offering and sale of the Stock is intended to be exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act and any applicable state securities or blue sky laws.

                  (ii) The Stock to be acquired by Buyer pursuant to this Agreement is being acquired for its own account and without a view to the resale or distribution of the Stock or any interest therein other than in a transaction exempt from registration under the Securities Act.

                  (iii) Buyer is an "Accredited Investor" as such term is defined in Regulation D under the Securities Act.

                  (iv) Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in Stock and Buyer is capable of bearing the economic risks of such investment, including a complete loss of its investment in Stock. Buyer understands that its investment in the Stock involves a high degree of risk.

                  (v) Buyer has been furnished with and carefully read a copy of the Form 10-K, each of the Form 10-Q's and this Agreement and has been given the opportunity to ask questions of, and receive answers from, the Seller concerning the terms and conditions of Stock and other related matters. Seller has made available to Buyer or its agents all documents and information relating to an investment in the Stock requested by or on behalf of Buyer.

                  (vi) Buyer understands that the Stock have not been and, except as provided herein, are not being registered under the
         Securities Act or any state securities laws, and may not be offered, sold, pledged or otherwise transferred except in compliance with the Securities Act or state securities laws.

          Section 3.3 No Other Warranties. Except as otherwise provided herein, there are no express or implied warranties that apply to the transactions contemplated herein.

                                    PART FOUR

                                    COVENANTS

          Section 4.1 Covenants of Seller. Seller covenants to Buyer as follows:

          (a) Corporate Action. As soon as practicable, but in any event prior to Closing, Seller shall approve the acquisition of the Stock by Buyer under
Section 203 of the Delaware General Corporation Law. Seller agrees that it will not adopt any amendments to its Corporate Documents or take or recommend to its stockholders any action which would (i) impose limitations on the legal rights of Buyer including, without limitation, any action which would impose restrictions: (A) based upon the size of security holding, the business in which Buyer is engaged or other considerations applicable to Buyer and not to stockholders generally; (B) with reference to the Common Stock generally, by means of the issuance (other than pursuant to Options outstanding as of the date of this Agreement) or proposal to issue any other class of securities having voting power disproportionately greater than the equity investment in the Seller represented by the Common Stock; (ii) deny any benefit to Buyer as a holder of Common Stock that is made available to other holders of Common Stock generally; or (iii) alter voting or other rights of the holders of Common Stock so that such rights (or the vote required with respect to any matter) are determined in reference to the amount of Common Stock held by Buyer.

          (b) Marketing Position. Within six (6) months after Closing, Seller shall create a Vice President of Marketing position for the purpose of commercialization of the Seller's technology.

          (c) Restrictions. For so long as Buyer and its Affiliates Beneficially Own an aggregate of more than Five Percent (5%) of Seller Stock:

               (i) without Buyer's prior written consent, Seller shall not, directly or indirectly issue more than Nine and Nine Tenths Percent (9.9%) of the Seller Stock (or Options or Warrants or other securities convertible into Seller Stock) to any other Person in one or a series of related transactions;

               (ii) if Seller  determines to pursue a merger,  consolidation  or sale of all or substantially all of its assets (a "Business Combination") (other than pursuant to an unsolicited proposal in which case Section 4.1 (c) (iii) below will govern), it will not initiate such a Business Combination, until Forty -Five Business
         (45)  Days  after  it  has  given  prior  written  notice of its intent to pursue such transaction (a "Business Combination Notice") to Buyer. During such Forty-Five Business Day period Seller shall negotiate in good faith such a Business Combination with the Buyer. If Buyer and Seller are unable to enter into a definitive agreement with respect to a Business Combination within that period, then, subject to Section 4.1 (c) (iii) below, Seller shall be free to initiate such discussions with other parties; and

                  (iii) Seller will not enter into a binding agreement with any Person relating to a Business Combination, whether pursuant to an unsolicited proposal from any other Person or initiated by the Seller, unless it has provided Buyer with a Business Combination Notice at least Ten (10) Business Days prior to entering in to such an agreement. Such business Combination Notice shall set forth in reasonable detail the terms and conditions of the proposed Business Combination, including the fair market value of the consideration to be received by Seller or its stockholders. The Business Combination Notice will include a copy of any written offer, term sheet or similar document received by Seller in connection with the proposed transaction. If Buyer, within Ten (10) Business Days after the delivery of the Business Combination Notice by Seller, notifies Seller of its intention to enter into a Business Combination with Seller on the terms and conditions set forth in the Business Combination Notice, then Seller and Buyer will act promptly and in good faith to negotiate a definitive agreement reflecting such terms and conditions. If the parties, so acting, are unable to negotiate and execute such definitive agreement within a period of Ten (10) Business Days after the date Buyer's notice is given to Seller, then Seller, by delivery of written notice to Buyer, may discontinue such negotiations. Seller may, within 120 days after the delivery of notice discontinuing such negotiations, enter into a definitive agreement providing for a Business Combination upon terms and conditions not materially less favorable, in the aggregate, to Seller and its stockholders than the terms and conditions set forth in the Business Combination Notice.

          (d) Preemptive Rights. For as long as Buyer and its Affiliates Beneficially Own an aggregate of more than Five Percent (5%) of the Seller Stock, if the Seller shall issue any Seller Stock, Buyer shall have the right to purchase an amount of Seller Stock so that, after the issuance of all such Seller Stock, Buyer would, in the aggregate, hold the same proportionate interest in such Seller Stock as is held by it prior to the issuance of any such additional Seller Stock. If such Seller Stock is Common Stock, the purchase price thereof shall be calculated as provided in Section 2.3 hereof utilizing the five days preceding the first announcement of the relevant transaction. If such Seller Stock is not Common Stock, the purchase price shall be the issue price of such security. In connection with any issuance by Seller subject to the provisions of this Section 4.1(d), Seller shall promptly deliver a notice (a "Preemptive Rights Notice") of such issuance to the Buyer, provided that if such issuance is pursuant to the exercise of Options or Warrants or other convertible Seller Stock and represents less than 20,000 shares, Seller may aggregate such requests and deliver a Preemptive Rights Notice to Buyer relative thereto at the end of the fiscal quarter in which the issuance is made. Buyer's right to purchase securities under this Section 4.1(d) with respect to any issuance of securities shall terminate fifteen (15) Business Days after the delivery of the Preemptive Rights Notice.

          Section 4.2 Covenants of Buyer. Buyer covenants to Seller as follows:

          (a) Restrictions on Certain Actions by Buyer. For so long as Buyer and its Affiliates Beneficially Own an aggregate of more than Five Percent (5%) of Seller Stock, without Seller's prior consent:

                  (i) Buyer shall not, and shall cause each of its Affiliates not to, acquire, directly or indirectly, equity interest in excess of Twenty Percent (20%) of the Seller Stock; and

                   (ii) Buyer agrees that it will not, and will not cause or permit any of its Affiliates to (A) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination or other similar transaction involving Seller or any of its Affiliates (it is agreed that this restriction relates to proposals for all or substantially all of Sellers business and in no way limits the ability of the Buyer to propose joint ventures or other arrangements to develop and commercialize Sellers technologies similar to those contemplated in Section 4.3(e)); (B) make or in any way participate in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of Seller or any of its Affiliates; (C) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Act) with respect to any voting securities of Seller or any of its
         Affiliates; (D) disclose any intention, plan or arrangement inconsistent with the foregoing; or (E) advise, assist or encourage any other Persons (including specifically Seller's shareholders) in connection with any of the foregoing. Buyer further agrees during such period not to, and not to cause or permit any of its Affiliate to take any action which might require Seller or any of its Affiliates to make a public announcement regarding the possibility of a merger, consolidation, business combination or other similar transaction.

          (b) Voting Agreement. For as long as Buyer and its Affiliates Beneficially Own an aggregate of more than Five Percent (5%) of the Seller Stock, and so long as:

                  (i) (A)  Stanford  Ovshinsky   or   Iris  Ovshinsky   are  the
                       Beneficial  Owners  of the  Class A  Common Stock, or
                      (B) Robert Stempel is the Beneficial Owner of the Class B
                       Common Stock, and

                  (ii) Stanford  Ovshinsky  continues to  be willing to serve as
                       Chief Executive Officer or Robert Stempel continues to be willing to serve as Chairman of the Board;

           Buyer agrees to vote and to cause each of its Affiliates that holds any Stock to vote, whether at an annual or special meeting of Stockholders, by consent in lieu thereof or otherwise, all Stock which it Beneficially Owns, directly or indirectly, in accordance with the votes cast by the holders of the Class A Common Stock (prior to the conversion of the Class A Common Stock into Common Stock) or Class B Common Stock (after the conversion of the Class A Common Stock into Common Stock).

          (c) Change of Control. Buyer shall notify Seller promptly if there is a Change of Control.

          Section 4.3 Covenants of Seller and Buyer. Seller and Buyer covenant to each other as follows:

         (a) Compliance with Conditions Precedent. Seller and Buyer shall each use its best efforts to cause the conditions precedent set forth in Part Six, as applicable to such Party, to be fulfilled and satisfied as soon as practicable.

         (b) Brokers. Each Party shall have sole responsibility for the fees and expenses of any financial or other advisor retained by it with respect to the transactions contemplated hereby and neither Party shall have responsibility for the fees and expenses of any advisors retained by the other.

         (c) Press Release. The Parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement and the transactions contemplated hereby. Neither Party shall make any press release or other announcement respecting this Agreement without the consent of the other unless a Party refuses to consent and the Party desiring to make the release or other announcement is advised by its counsel that the release or other announcement is required to comply with any statute, law or regulation.

          (d) Board of Directors.  With respect to the Board of Directors of the
Seller:

                  (i) Buyer shall be entitled to designate nominees for director of Seller's Board of Directors. For so long as Buyer and its Affiliates Beneficially Own an aggregate of more than Five Percent (5%) of Sellers Stock, Buyer shall be entitled to designate one nominee; to the extent Buyer and its Affiliates Beneficially Own an aggregate of more than Ten Percent (10%) of Seller Stock, then Buyer may designate two nominees or one-fifth of the number of directors then serving, whichever is greater. Seller agrees to appoint two nominees designated by Buyer to the Board of Directors of Seller as soon as practical after Closing and in any event at the next regular meeting of the Board of Directors. Subsequently, Seller agrees to use its best efforts to take all actions necessary to have Buyer's nominees elected to the Board of Director and Committees, including without limitation, the nominee in the Seller's proxy statement, recommending a vote for such nominee and casting proxies given to Seller in the favor of such nominee. The directors nominated pursuant to this Section 4.3(d) shall be entitled to receive the same compensation and benefits that are provided to the other non-executive members of the Board of Directors.

                  (ii) For so long as Buyer and its Affiliates Beneficially Own an aggregate of more than Five Percent (5%) of Seller's Stock, Buyer shall also be entitled to have one of its designee's serve on appropriate committees of the Board of Directors, including the Audit Committee and any committee established for the purpose of succession planning.

          (e) Ovonic Solid Hydrogen Storage System and Ovonic Regenerative Fuel Cell Technologies

                  (i) Seller and Buyer intend, as soon as practicable after Closing, to enter into joint ventures to promote the development and commercialization of Ovonic Solid Hydrogen Storage Systems and Ovonic Regenerative Fuel Cell technology. In concept Seller would provide each venture with a license of Seller's Intellectual Property relating to the respective field and Buyer would provide funding to some agreed level. The agreements for each joint venture will provide for a set term during which definable progress must be identified or the joint ventures will terminate, in which event the right to control the Intellectual Property will revert to Seller. The Parties also acknowledge that it may be appropriate to include third parties in either or both of these joint ventures and the Parties will work together to identify potential co-venturers. Both Buyer and Seller shall have the right to nominate their employees for secondment to these joint ventures, subject to the concurrence of the other Party.

                  (ii) The joint venture  agreements  referred to in Section 4.3
         (e) (i) will provide that Seller shall give Buyer the first opportunity to participate in new or existing initiatives before commencing discussions with third parties relating to development and commercialization initiatives in the fields of hydrogen storage systems and Ovonic Regenerative Fuel Cell technology. If one of the ventures described in Section 4.3(e) (i) has been terminated because of the failure of Buyer to diligently pursue the development of the technology, then Seller shall not be obligated to provide Buyer the first opportunity to participate in subsequent initiatives utilizing that technology.

          (f) Transfer Rights/Right of First Refusal. Buyer and Seller agree:

                  (i) Buyer shall not sell, hypothecate, or otherwise transfer the Stock prior to the first anniversary of the Closing Date. On any sale of the Stock by Buyer to a single purchaser or a "group" (within the meaning of Section 13(d)(3) of the Securities Act) which represents more than Five Percent (5%) in the Seller Stock then outstanding, Buyer agrees to make the sale of the Stock by it subject to the agreement of the purchaser to be bound by the restrictions set forth in Section 4.2
         (a) and (b).

                  (ii) If there is a Change of Control or if, after the first anniversary of the Closing Date, Buyer desires to sell any the Stock, then Seller shall have a right to purchase the Stock. If Buyer intends to sell the Stock then it shall deliver a written notice to the Seller setting forth the proposed sale price and other proposed terms of sale, including the identity of any proposed transferee. If Seller intends to purchase the Stock, Seller shall notify Buyer in writing within Forty Five (45) Business Days of receipt of the Buyer's notice of intent to sell or a notice of Change of Control. In the case of a Change of Control, the price will be calculated on the same basis as the Purchase Price. In the case of an intent to sell, the acceptance will be on the specified terms and conditions specified in the notice. In either case, if Buyer does not receive Seller's acceptance within Forty Five (45) Business Days of Buyer's notice, Seller will have waived its right to purchase pursuant to this Section 4.3(f)(ii).

                  (iii) Notwithstanding Section 4.3(f)(ii), prior to the completion of a sale of the Stock to a Person, Buyer shall grant Seller a right of first refusal with respect to the specific terms offered by a Person. Buyer shall notify Seller in writing of the terms and conditions upon which the Person is willing to purchase the Stock. Seller shall have the right to purchase the Stock on the terms and conditions set forth in such notice. If Buyer does not receive Seller's acceptance within ten (10) Business Days of Buyer's notice Seller shall have waived its right to purchase and Buyer may sell the Stock on terms and conditions no less favorable to the proposed purchaser than specified in its notice.

          (g) Certain Filings and Consents. With respect to certain filings and consents, the Parties agree that:

                  (i)  Buyer  and  Seller  shall   promptly  make  all  required
         submissions under the Hart Scott Rodino Antitrust Improvements Act of 1976 as amended ("HSR Act");

                  (ii) Buyer and Seller shall cooperate with one another in (x) determining whether any filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any Laws of the United States or any other country in which Seller has business activities, and (y) making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such consents, permits, authorizations, approvals or waivers; and (iii) Buyer shall promptly endeavor to obtain, and Seller shall reasonably cooperate in connection with such endeavors, each consent set forth on Schedules 3.1(e), 3.2(e) and 4.3(g), and (iv) Seller shall promptly endeavor to obtain, and Buyer shall reasonably cooperate in connection with such endeavors, each consent set forth on Schedules 3.1(e), 3.2(e) and 4.3(g).

                                    PART FIVE
                               REGISTRATION RIGHTS

         Section 5.1 Registration. Upon the terms and subject to the conditions set forth in this Part Five, any time after the first anniversary of the Closing, Buyer may request a single registration (a "Stock Registration") under the Securities Act, of all or at least 250,000 shares of the Stock.

         Section 5.2 Expenses. The expenses of the holders of the Stock (other than underwriting discounts and commission applicable to the Stock of the Buyer to be sold) shall be paid by the Seller in connection with the Registration.

         Section 5.3 Other Seller Stock. The Seller shall not include in the Stock Registration any securities which are not Stock, without the prior written consent of the Buyer. If the Stock Registration is an underwritten offering and the managing underwriters advise Seller that in their opinion the number of shares of the Stock and, if permitted hereunder, other Seller Stock requested to be included in such offering, exceeds the number of shares of the Stock and other Stock which can be sold in an orderly manner in such offering within a price range acceptable to the Buyer, the Seller shall include in such registration prior to the inclusion of any Seller Stock, which is not Stock, the Stock requested to be included, which in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering.

         Section 5.4 Postponement. The Seller may postpone for up to One Hundred Eighty (180 days) the filing or the effectiveness of a registration statement for the Stock Registration if the Seller determines in good faith that such Stock Registration would reasonably be expected to have an adverse effect on any proposal or plan by the Seller to engage in any acquisition of assets (other than in the ordinary course of business), merger, consolidation or tender offer or to enter into any material license agreement, joint venture arrangement or similar transaction; provided that in such event, the holders of the Stock shall be entitled to withdraw such request and if such request is withdrawn, such Stock Registration shall not count as the permitted Stock Registration hereunder and the Seller shall pay all expenses in connection with such registration.

         Section 5.5 Piggyback Registration. Whenever the Seller proposes to register any of its securities under the Securities Act (other than pursuant to a Stock Registration and other than registrations on Form S-4, Form S-8 or any similar or successor registration forms) and the registration form to be used may be used for the registration of the Seller Stock (a "Piggyback Registration"), the Seller shall give prompt written notice to the Buyer of its intention to effect such a registration and shall include in such registration all Seller Stock with respect to which the Seller has received written requests for inclusion therein within 15 days after the giving of the Seller's notice. The expenses of the holders of the Seller Stock (other than underwriting discounts and commissions applicable to the Stock of Buyer) shall be paid by the Seller in connection with all Piggyback Registrations.

         Section 5.6 Primary Piggyback Registration. If a Piggyback Registration is an underwritten primary registration on behalf of the Seller, and the managing underwriters advise the Seller in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the Seller, the Seller shall include in such registration
(i) first, the securities the Seller proposes to sell, (ii) second, the Stock and any other securities requested to be included in such registration by holders entitled to registration rights in connection therewith, pro rata among such holders based on the number of shares requested to be included in such registration, and (iii) third, other securities requested to be included in such registration.

         Section 5.7 Secondary Piggyback Registration If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Seller's securities, and the managing underwriters advise the Sellers in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range acceptable to the holders initially requesting such registration, the Seller will include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, (ii) second, the Stock and any other securities requested to be included in such registration by holders entitled to registration rights in connection therewith, pro rata among such holders based on the number of shares requested to be included in such registration, and (iii) third, other securities requested to be included in such registration.

         Section 5.8 Efforts. Whenever the holders of Stock have requested that any Stock be registered pursuant to this Agreement, the Seller shall use its reasonable best efforts to effect the registration and the sale of such Stock in accordance with the intended method of disposition.

         Section 5.9 Seller Indemnity. The Seller shall indemnify, to the extent permitted by Law, Buyer and the permitted assigns of the Stock , its officers and directors and each Person who controls such holder (within the meaning of the Securities Act) against all Losses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Seller by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Seller has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering, the Seller shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of the Stock.

         Section 5.10 Information and Buyer Indemnity. In connection with any registration statement in which a holder is participating, Buyer shall furnish and shall cause each such holder to furnish to the Seller in writing such information and affidavits as the Seller reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by Law. Buyer shall indemnify the Seller, its directors and officers and each Person who controls the Seller (within the meaning of the Securities
Act) against any Losses, resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by Buyer or the other holders, if any; provided that the obligation to indemnify shall be limited to the net amount of proceeds received by such holder from the sale of Stock pursuant to such registration statement.

         Section 5.11 (a) Third Party. In the event that any claim for which a Party providing indemnification hereunder (the "Indemnitor") would be liable to a Party entitled to indemnification hereunder (the "Indemnitee") is asserted against or sought to be collected from Indemnitee by a third party, Indemnitee shall promptly notify Indemnitor of such claim, specifying the nature of such claim and the amount or the estimated amount thereof to the extent then feasible (which estimate shall not be conclusive of the final amount of such claim) (the "Claim Notice"). Indemnitor shall have fifteen (15) days from its receipt of the Claim Notice (the "Notice Period") to notify Indemnitee

(i) whether or not it disputes its liability to Indemnitee hereunder with respect to such claim, and (ii) if it does not dispute such liability, whether or not it desires, at its sole cost and expense, to defend Indemnitee against such claim; provided, however, that Indemnitee is hereby authorized prior to and during the Notice Period to file any motion, answer or other pleading which it shall deem necessary or appropriate to protect its interests. In the event that Indemnitor notifies Indemnitee within the Notice Period that it does not dispute such liability and desires to defend against such claim or demand, then, except as hereinafter provided, Indemnitor shall have the right to defend by
appropriate  proceedings,   which  proceedings  shall  be  promptly  settled  or
prosecuted to a final conclusion in such a manner as to avoid any risk of Indemnitee becoming subject to liability. If Indemnitee desires to participate in, but not control, any defense or settlement, it may do so at its own cost and expense. If Indemnitor disputes its liability with respect to such claim, or elects not to defend against such claim, whether by not giving timely notice as provided above or otherwise, Indemnitee shall have the right but not the obligation to defend against such claim, and the amount of any such claim, or if the same be contested by Indemnitor or by Indemnitee, then that portion thereof as to which such defense is unsuccessful, shall be conclusively deemed to be a liability of Indemnitor hereunder (subject, if it has timely disputed liability, to a determination as provided in Sections 5.11 and 7.12 that the disputed liability is covered by these indemnification provisions).

         (b) Party's Claim. In the event that Indemnitee shall have a claim against Indemnitor hereunder which does not involve a claim or demand being asserted against or sought to be collected from it by a third party, Indemnitee shall promptly send a Claim Notice with respect to such claim to Indemnitor. If Indemnitor does not notify Indemnitee within the Notice Period that it disputes such claim, the amount of such claim shall be conclusively deemed a liability of Indemnitor hereunder.

         (c) Disputed Claim. If Indemnitor shall notify Indemnitee during the Notice Period that it disputes any claim (the "Disputed Claim"), then the Disputed Claim shall be submitted to arbitration pursuant to the provisions of
Section 7.12 of this Agreement.

                                    PART SIX
                              CONDITIONS PRECEDENT

         Section 6.1 Conditions Precedent to Obligations of Buyer. Subject to waiver as set forth in Section 7.9, the obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

         (a) Representations and Warranties True at Closing. The representations and warranties of Seller contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby, shall be true and correct when made, and shall be true and correct on and as of the Closing Date as though such representations and warranties were made at and as of such date except as otherwise contemplated herein.

         (b) Compliance with Agreement. On and as of the Closing Date, Seller shall have performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

         (c) Officer's Certificate. Buyer shall have received certificates from appropriate officers of Seller, dated the Closing Date, certifying that (i) each of the conditions described in Sections 7.1(a) and 7.1(b) has been fulfilled,
(ii) such officers know of no state of facts which would render materially incorrect as of the Closing Date any representation or warranty of Seller contained herein.

          (d) Incumbency Certificates. Buyer shall have received a certificate of Seller dated the Closing Date certifying to the incumbency of the officers of Seller signing for it and as to the authenticity of their signatures.

         (e) Opinion of Counsel. Seller shall have delivered to Buyer the opinion of Roger John Lesinski, Esq., General Counsel of Seller, or such other counsel designated by Seller, dated the Closing Date to the effect that:

                  (1) Seller has been duly organized and is validly existing and in good standing under the laws of the State of Delaware.

                  (2) Seller has the corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated thereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby by Seller have been duly authorized by all requisite corporate action and this Agreement and instruments conveying the Stock have been duly executed and delivered by Seller.

                  (3) This Agreement is the legal,  valid and binding obligation of Seller and is enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights in general. The enforceability of Seller's obligations under this Agreement is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

                  (4) The execution and delivery by Seller of this Agreement and the performance by Seller of its obligations under this Agreement does not (a) conflict with or result in a violation of the Corporate Documents of Seller or any statute, law, regulation, rule, order, writ, judgment or decree of any court or Governmental Entity, known to me as counsel, to which Seller or any of its assets may be subject, or (b) violate, conflict with, constitute a Default under, permit the termination of, or require the consent or approval of any Person (other than consents or approvals already obtained) under, any Contract known to me to which Seller is a Party, or by which Seller (or its assets or properties) is bound.

                  (5) Seller's authorized Seller Stock consists of Thirty Million Nine Hundred Thousand Thirty Thousand (30,930,000) shares of which Fourteen Million Nine Hundred Forty Nine Thousand Nine Hundred and One (14,949,901) are issued and presently outstanding held as set forth on Schedule 3.1(h). All outstanding shares have been validly issued, are fully paid and nonassessable, were not issued in violation of the terms of any Contract binding upon Seller and were issued in compliance with all Corporate Documents of Seller.

                  (6) The Stock, when issued and delivered in accordance with the terms of this Agreement will be validly issued and outstanding, fully paid and non-assessable, free and clear of any and all proxies or proxy agreements, voting trust arrangements and Liens.

         In rendering the foregoing opinion, counsel may rely upon certificates of officers of Seller as to factual matters.

         (f) Consents; No Obstructive Proceedings. All government consents, registrations, declarations or filings with, or expiration of waiting periods imposed by or agreed with any governmental entity necessary for the purchase and sale of the Stock, including under the HSR Act, shall have been obtained, filed or discharged or shall have occurred. On the Closing Date, there shall be no suit, action or other proceeding, or injunction, writ, final judgment or preliminary restraining order or any order of any nature issued by a court or Governmental Entity of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as herein provided and no proceeding or lawsuits shall have been commenced or threatened by any Governmental Entity or other Person with respect to any of the transactions contemplated by this Agreement.

         Section 6.2 Conditions Precedent to Obligations of Seller. Subject to waiver as set forth in Section 7.9, the obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions:

         (a) Representations and Warranties True at Closing. The representations and warranties of Buyer contained in this Agreement or in any certificate or document delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby, shall be true and correct when made, and shall be true and correct on and as of the Closing Date as though such representations and warranties were made at and as of such date except as otherwise contemplated herein.

         (b) Compliance with Agreement. On and as of the Closing Date, Buyer shall have performed and complied with all agreements and conditions required by this Agreement to be performed and complied with by it prior to or on the Closing Date.

         (c) Officer's Certificates. Seller shall have received certificates from appropriate officers of Buyer, dated the Closing Date, certifying that (i) each of the conditions described in Sections 7.2(a) and 7.2(b) has been fulfilled, and (ii) such officers know of no state of facts which would render materially incorrect as of the Closing Date any representation or warranty of Buyer contained herein.

          (d) Incumbency Certificates. Seller shall have received a certificate of Buyer dated the Closing Date certifying to the incumbency of the officers of Buyer signing for it and as to the authenticity of their signatures.

         (e) Opinion of Counsel. Buyer shall have delivered to Seller the opinion of Leocadie A. Robertson , or such other counsel designated by Buyer, dated the Closing Date, to the effect that:

                  (1) Buyer has been duly organized and is validly existing and in good standing under the laws of Delaware.

                  (2) Buyer has the corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Buyer have been duly authorized by all requisite corporate action and this Agreement has been duly executed and delivered by Buyer.

                  (3) This Agreement is the legal, valid and binding obligation of Buyer and is enforceable against Buyer in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights in general. The enforceability of Buyer's obligations under this Agreement is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law).

                  (4) The execution and delivery by Buyer of this Agreement and the performance by Buyer of its terms does not (a) conflict with or result in a violation of the Corporate Documents of Buyer or any statute, law, writ, regulation, rule, order, judgment or decree of any court or Governmental Entity, known to me as counsel, to which Buyer or any of its assets may be subject, or (b) violate, conflict with, constitute a Default under, permit the termination of, or require the consent or approval of any Person (other than consents or approvals already obtained) under, any Contract known to me to which Buyer is a Party, or by which Buyer (or its assets or properties) is bound.

         In rendering the foregoing opinion, counsel may rely upon certificates of officers of Buyer as to factual matters.

         (f) Consents; No Obstructive Proceedings. All government consents, registrations, declarations or filings with, or expiration of waiting periods imposed by or agreed with any governmental entity necessary for the purchase and sale of the Stock, including under the HSR Act, shall have been obtained, filed or discharged or shall have occurred. On the Closing Date, there shall be no suit, action or other proceeding, or injunction, writ, final judgment or preliminary restraining order or any order of any nature issued by a court or Governmental Entity of competent jurisdiction directing that the transactions provided for herein or any of them not be consummated as herein provided and no proceeding or lawsuits shall have been commenced or threatened by any Governmental Entity or other Person with respect to any of the transactions contemplated by this Agreement.

                                   PART SEVEN
                                  MISCELLANEOUS

         Section 7.1 Notices. All notices, consents, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given or delivered upon the date of receipt if: (a) delivered personally; (b) telecopied or telexed with receipt acknowledged; (c) mailed by registered or certified mail return receipt requested; or (d) delivered by a recognized commercial courier, as follows:

         If to Seller to:

                           Energy Conversion Devices, Inc.
                           1675 West Maple Road
                           Troy, Michigan, 48084
                           Attn: Robert C. Stempel, Chairman
                           Fax:  248-280-1456

         If to Buyer to: TRMI Holdings Inc.
                           2000 Westchester Ave
                           White Plains, New York 10650
                           Attn: William M. Wicker, Vice President
                           Fax:  914 253 6342


or to such other address as the person to whom notice is to be given may have specified in a notice duly given to the sender as provided herein. Such notice, request, claim, demand, waiver, consent, approval or other communication shall be deemed to have been given as of the date so delivered, telefaxed, mailed or dispatched and, if given by any other means, shall be deemed given only when actually received by the addressees.

          Section 7.2 Modification. This Agreement, including this Section 7.2, shall not be modified except by an instrument in writing signed by or on behalf of the Parties.

         Section 7.3 Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of Delaware as applied to contracts made and performed within the State of Delaware, without regard to principles of conflict of laws.

         Section 7.4 Assignment Binding Effect. This Agreement may not be assigned by either Party without the prior written consent of the other Parties, except Buyer may assign its rights and obligations to any wholly-owned Subsidiary of Texaco Inc. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

         Seven 7.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

         Section 7.6 Invalidity. If any of the terms, provisions, covenants or restrictions of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable and unless the invalidity, voidability or unenforceability thereof does substantial violence to the underlying intent and sense of the remainder of this Agreement, such invalidity, voidability or unenforceability shall not affect in any way the validity or enforceability of any other provision of this Agreement except those which the invalidated, voided or unenforceable provision comprises an integral part of or is otherwise clearly inseparable from. In the event any term, provision, covenant or restriction is held invalid, void or unenforceable, the Parties shall attempt to agree on a valid or enforceable provision which shall be a reasonable substitute for such invalid or unenforceable provision in light of the tenor of this Agreement and, on so agreeing, shall incorporate such substitute provision in the Agreement.

         Section 7.7 Entire Agreement. This Agreement and the Confidentiality Agreement between the Seller and the Buyer's affiliate, Texaco Group Inc.
effective February 15, 2000 contains the entire agreement between the Parties hereto with respect to the transactions contemplated herein and all prior or contemporaneous understandings and agreements shall merge herein. There are no additional terms, whether consistent or inconsistent, oral or written, which are intended to be part of the Parties' understandings which have not been incorporated into this Agreement.

         Section 7.8 Expenses. Except as the Parties may otherwise agree or as otherwise provided herein, Buyer and Seller shall bear their respective fees, costs and expenses in connection with this Agreement and the transactions contemplated hereby.

         Section 7.9 Waiver. No waiver by any Party, whether express or implied, of any right under any provision of the Agreement shall constitute a waiver of such Party's right at any other time or a waiver of such Party's rights under any other provision of the Agreement unless it is made in writing and signed by a duly authorized representative of a Party waiving the condition. No failure by either Party hereto to take any action with respect to any breach of this Agreement or Default by another Party shall constitute a waiver of the former Party's right to enforce any provision of this

Agreement or to take action with respect to such breach or Default or any subsequent breach or Default by such other Party.

         Section 7.10 No Admissions. Nothing in this Agreement shall constitute any admission, expressed or implicit, by the Parties of any wrongdoing. Nothing herein expressed or implied is intended to confer upon any other Person any rights or remedies hereunder.

         Section 7.11 Survival. All of the covenants, agreements, representations and warranties, and indemnities made by each Party contained in this Agreement and in any covenants, agreements, representations and warranties, and indemnities contained in any Schedule, certificate or other document delivered by any such Party pursuant hereto or in connection herewith shall survive for a period of three year from the Closing Date.

         Section 7.12 Arbitration. Any dispute, controversy or disputed claim arising under, in connection with or relating to, this Agreement, as well as any amendment, purported amendment or termination, or any breach or violation thereof, shall be finally settled and determined under and pursuant to the applicable commercial arbitration rules and procedures of the American Arbitration Association. The arbitration shall be held at New York, New York. The arbitrator(s) shall have no affiliation or relationship with either Party or their counsel and, when feasible, shall have training or experience in the subject matter of the dispute. Any award or decision rendered pursuant to such rules and procedures shall be final and binding on each of the Parties hereto and their respective successors and assigns. Such decision or award shall be in writing signed by the arbitrator(s) and shall state the reasons upon which the decision or award is based. The arbitrator(s), in deciding any dispute, controversy or claim arising under this Agreement as provided in this Section 7.12, shall look to the substantive laws of the State of Delaware for the resolution of the dispute, controversy or claim. Judgment on any decision or award pursuant hereto may be entered in any court having jurisdiction thereof.

         Section 7.13 Attorneys Fees. In any arbitration, action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful Party shall be entitled to recover reasonable attorneys' fees in addition to its cost and expense and any other available remedy.

         Section 7.14 Further Assurances. Seller and Buyer shall provide to each other such information regarding the Stock as may be reasonably requested and shall execute and deliver to each other such further documents and take such further action as may be reasonably requested by either Party to document, complete or give full effect to the terms and provisions of this Agreement and the transactions contemplated herein.

         IN WITNESS WHEREOF, the Parties hereto have entered into this Agreement as of the date first herein above written.

                             ENERGY CONVERSION DEVICES, INC.
                             a Delaware corporation

                             By:       /s/ Stanford R. Ovshinsky
                                       -------------------------
                             Name:     Stanford R. Ovshinsky

                             Title:    President and CEO

                             By:       /s/ Robert C. Stempel
                                       -------------------------
                             Name:     Robert C. Stempel

                             Title:    Chairman



                             TRMI HOLDINGS INC.
                             a Delaware corporation

                             By:      /s/ William M. Wicker
                                      -------------------------
                             Name:    William M. Wicker

                             Title:    Vice President